EXHIBIT 3.1

Amendment to By-Laws of National Research Corporation

Effective May 9, 2013

The second sentence of Section 3.01 of Article III of the By-Laws is amended in its entirety to provide as follows:

“The number of directors of the corporation shall be five (5), divided into three classes, designated as Class I, Class II and Class III; and such classes shall consist of one (1), two (2) and two (2) directors, respectively.”